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                                             Filed by Agile Software Corporation
                                       Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                             Subject: Agile Software Corporation
                                                   Commission File No. 333-55332


                                                                   PRESS RELEASE

[LOGO OF AGILE SOFTWARE CORPORATION]

                          Agile Software Corporation
                             One Almaden Boulevard
                            San Jose, CA 95113-2253

                             Voice: (408) 975-3900
                              Fax: (408) 271-4862

                                                  FOR IMMEDIATE RELEASE

Media Contacts
  Doug Hendrix                             Kelly Casey
  Neale-May & Partners                     Agile Software Corporation
  (650) 328-5555 ext. 115                  (408) 999-7063
  dhendrix@nealemay.com                    kelly.casey@agilesoft.com



               Agile Posts Record Revenues, Achieves Pro Forma
                   Profitability Ahead of Analyst Forecasts

        Third Quarter License Revenue More than Triples with 228% Growth


San Jose, Calif. - February 15, 2001 - Agile Software Corporation (Nasdaq:
AGIL), a leading provider of collaborative manufacturing commerce solutions for the electronic supply chain, today announced pro forma profitability, which excludes certain charges, for the fiscal year 2001 third quarter ended January 31, 2001. Agile's strong performance for the quarter exceeded analysts' consensus estimates for revenues and pro forma net income.

Total revenues for the third quarter of fiscal 2001 increased to $25.0 million compared to total revenues of $8.6 million for the same period in fiscal 2000, representing an increase of 192%. License revenues for the third quarter of fiscal 2001 more than tripled to $19.1 million from license revenues of $5.8 million for the same period in fiscal 2000, representing an increase of 228%.

Pro forma net income, which excludes charges associated with the amortization of deferred stock compensation, the amortization of goodwill and purchased intangible assets, acquired in-process technology and payroll taxes on stock option exercises was $353,000 or $0.01 per share. This is compared to a pro forma net loss of $1.7 million or ($0.04) per share for the same period in fiscal 2000.


                                    -more-
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Agile Posts Record Revenues, Achieves Pro Forma Profitability Ahead of Analyst
Forecasts                                                         Page 2 - 2 - 2


Net loss including all charges related to acquisitions, stock compensation and payroll taxes on stock option exercises for the quarter ended January 31, 2001, was $12.6 million or $0.27 per share in the third quarter of fiscal 2001, compared to a net loss of $12.9 million or $0.31 per share for the same period in fiscal 2000.

The net profit (loss) per share and number of shares used in the per-share calculation for all periods presented reflect the two-for-one stock split effective March 17, 2000.

"Demand for Agile solutions continues to grow as companies transform from vertically integrated organizations to more horizontal enterprises," said Bryan
D. Stolle, chairman and CEO of Agile. "Our third quarter performance, along with our steady growth before that, confirms that more and more customers realize the significant benefits of Agile's private collaborative manufacturing exchange as a key solution for driving efficiency and effectively managing global expansion and outsourcing."

"Our intended merger with Ariba and our recently announced partnership with Manugistics further define our focus on delivering maximum value to customers," Stolle added. "Complementary offerings, along with similar cultures, vision and motivation, make Agile and Ariba a perfect fit. The combination will create a new breed of B2B solutions and provide businesses a new generation of tools for
managing the interactive value chains.   The Manugistics relationship provides
seamless integration between collaborative manufacturing commerce and enterprise profit optimization management that enables direct control over one of the biggest cost and profit drivers in manufacturing - namely changes to the product and the resulting impact on customer fulfillment, inventory, and component costs."

Third Quarter Highlights

Agile added 64 new customers this quarter in the electronics, medical device, semiconductor, industrial equipment, aerospace, and apparel industries. New customers included AirNet Communications (Nasdaq: ANCC), a technology leader in base station products for wireless communications; Applied Materials (Nasdaq:
AMAT), a worldwide supplier of products and services to the global semiconductor industry; APW Ltd. (NYSE: APW), a leading global Technically Enabled Manufacturing Services (TEMS) company; Cadence Tality (NYSE: CDN), a global provider of product development outsourcing to the communications industry; Chomarat Textile Division, the
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Agile Posts Record Revenues, Achieves Pro Forma Profitability Ahead of Analyst
Forecasts                                                         Page 3 - 3 - 3


European leader in glass, aramide and carbon reinforcements for the composites industry; Hitachi, Ltd., Internet Systems Platform Division, one of the world's leading global electronics companies, IDD Aerospace, a world class manufacturer of illuminated displays, KLA-Tencor (Nasdaq: KLAC), one of the world's leading suppliers of process control and yield management solutions for the semiconductor and related microelectronics industries; Mack Molding, a full-service contract manufacturer that specializes in plastics design, prototyping and molding, as well as sheet metal fabrication; Microsoft/XBOX (Nasdaq: MSFT), is a worldwide leader in software, services and Internet technologies for personal and business computing; Philips Components (NYSE: PHG), a global leader of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems; QUALCOMM (Nasdaq: QCOM), a pioneer and world leader of Code Division Multiple Access (CDMA) digital wireless technology; Sysmex, an integrated global manufacturer involved in in-vitro diagnostics.

Among Agile's existing client base, more than 175 companies added to their existing systems during the third quarter. Of note, customers such as Alcatel, Brocade, Cabletron, Compaq, Dell Computer, Echostar, Electro Scientific Industries, Flextronics, GE Marquette Medical Systems, Handspring, Harris, Honeywell, Intuitive Surgical, Iomega, Lucent, NEC-Japan, Nokia, Nortel Networks, Nvidia, ONI Systems, Pemstar, SCI Systems, SMTC Manufacturing, Solectron, Spirent Communications, Symbol Technologies, Transmeta, ViaSystems, Visx, Xircom, and Zenith Electronics added to their existing systems to maximize supply chain efficiency.

Other noteworthy achievements and events at Agile during the quarter include:

  . Agile announced the intention to merge with Ariba, Inc., pending legal, regulatory, and shareholder approval processes. This merger represents a great opportunity to extend and accelerate Agile's vision and strategy of driving the network effect, providing deeper and richer collaborative solutions and extending the product footprint into other vertical industries.

  . Agile continued to increase its revenues for its strategic sourcing product Agile BuyerTM, highlighted by a seven-figure license agreement with SCI Systems.

  .  Agile continued its expansion into the mechanical manufacturing services
     (MMS) market with a seven-figure deal at APW, one of the largest electronics enclosure manufacturers in the world.
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Agile Posts Record Revenues, Achieves Pro Forma Profitability Ahead of Analyst
Forecasts                                                         Page 4 - 4 - 4


  . Agile made significant additional in-roads in the semiconductor vertical by signing license agreements with Cadence's Tality subsidiary, the world's largest semiconductor design house and Qualcomm, the leading provider of CDMA wireless digital technology.

  . Agile announced a strategic partnership with Manugistics. Agile's collaborative manufacturing commerce solutions will be integrated with Manugistics' NetWORKSTM supply chain and eBusiness product suite to provide a more comprehensive solution. Together, the seamless integration between collaborative manufacturing commerce and enterprise profit optimization management will provide greater value to customers. Initial targets for the joint solution include the electronics/high technology and apparel markets, with others expected to follow.

  . Agile announced an alliance with WebEx, the company that powers real-time communications on the Web, to support Agile NetCCB(TM), a new eService hosted on MyAgile.com(TM). Agile NetCCB will enable Agile customers and their supply chain partners to hold change control board (CCB) meetings on the Web and collaborate in real-time on product content by providing group access to bills of materials, change orders and drawings.

Agile will discuss its third quarter results and provide an update on the recently announced merger of Agile and Ariba on a conference call today beginning at 2:00 p.m. Pacific Time. A Webcast of the conference call will be available on Agile's website at www.agilesoft.com under the "Investor Relations"
                                -----------------
section.

About Agile

Agile Software Corporation (Nasdaq: AGIL) is a leading supplier of business-to-business collaborative manufacturing commerce solutions. Agile products enable supply chain partners to communicate and collaborate over the Internet about new or changing product content, and then source and procure the required components. At MyAgile.com, Agile also provides the dispersed supply chain with mission-critical eServices such as online marketplaces, custom part procurement, wireless access and components research. Agile customers include Amkor, Compaq Computer, Dell Computer, Flextronics International, Flow International, GE Medical Systems, International Paper, Juniper Networks, Lucent Technologies, Nvidia, Philips, Sycamore Networks, Texas Instruments, Zhone Technologies and others. For more information, call 408-975-3900, or visit Agile at http://www.agilesoft.com.
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Agile Posts Record Revenues, Achieves Pro Forma Profitability Ahead of Analyst
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This "Safe Harbor" Statement Under the Private Securities Litigation Reform Act
-------------------------------------------------------------------------------
of 1995:
--------

Information in this release that involves Agile's beliefs, hopes, plans, expectations, intentions or strategies regarding the future consists of forward-looking statements that involve risks and uncertainties, which are based upon information available to Agile as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, delays and difficulties in introducing new products and upgrades of existing versions of our products; lack of market acceptance of Agile Anywhere or Agile Buyer or other new products or services; inability to continue timely delivery of competitive new products and services; introduction of new products or services by major competitors; risks related to the Internet on our business and prospects; and our ability to recruit or retain necessary personnel. These and other factors and risks associated with our business are discussed in the Company's Form 10-K filed July 24, 2000 and Form 10-Q filed on December 12, 2000.

Agile Software, the Agile Software logo, Agile Anywhere, Agile Buyer and MyAgile.com are trademarks of Agile Software Corporation in the U.S. and/or other countries. All other brand or product names are trademarks and registered trademarks of their respective holders.

================================================================================

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Ariba and Agile. Investors and security holders may obtain a free copy of the joint proxy statement/prospects when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile.

Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba.

Agile and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Agile with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Agile's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Agile.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.